UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 31, 2002

                                       OR

        [_] TRANSITION REPORT PURSUANT TO SECTION 15[d] OF THE SECURITIES
                              EXCHANGE ACT OF 1934

              For transition period from __________ to ___________

                         Commission file number 1-13648

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Balchem Corporation 401(k)/Profit Sharing Plan

B.  Name of the  issuer  of the  securities  held  pursuant  to the plan and the address of its principal executive office:

                               Balchem Corporation
                              52 Sunrise Park Road
                                   PO Box 600
                              New Hampton, NY 10958

                              REQUIRED INFORMATION

Financial Statements:

4. In lieu of requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal year ended December 31, 2002 are presented herein.


Exhibits:

Consent of KPMG LLP, independent auditors

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN



                                Table of Contents



                                                                            Page

Independent Auditors' Report                                                  1

Statements of Net Assets Available for Plan Benefits -
     December 31, 2002 and 2001                                               2

Statements of Changes in Net Assets Available for Plan Benefits -
     Years ended December 31, 2002 and 2001                                   3

Notes to Financial Statements                                                 4

Supplemental Schedule

Schedule H, Part IV, Line 4(i) - Schedule of Assets Held at End of Year      10

                          Independent Auditors' Report



Plan Administrator
Balchem Corporation 401(k)/Profit Sharing Plan:


We have audited the accompanying statements of net assets available for plan benefits of Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 6, 2003

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2002 and 2001


                                                         2002            2001
                                                      ----------      ----------
Assets:
     Investments (note 3)                             $6,619,535       5,886,820
     Participant loans                                   140,716         104,691
     Receivables:
        Employer contribution                            333,882         274,806
        Participant contributions                         38,247          35,880
        Interest                                           1,055             657
                                                      ----------      ----------
                 Total assets                         $7,133,435       6,302,854
                                                      ==========      ==========
See accompanying notes to financial statements.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
         Statements of Changes in Net Assets Available for Plan Benefits
                     Years ended December 31, 2002 and 2001



                                                                                 2002              2001
                                                                             -----------       -----------
Addition to net assets attributed to:
     Investment income (loss):
        Interest                                                             $    75,455            57,412
        Dividends                                                                  4,427             3,512
        Net (depreciation) appreciation in fair value of investments
           (note 3)                                                             (490,904)          107,259
                                                                             -----------       -----------
                                                                                (411,022)          168,183
                                                                             -----------       -----------
     Contributions:
        Participant                                                              894,705           863,038
        Employer                                                                 563,354           464,298
                                                                             -----------       -----------
                                                                               1,458,059         1,327,336
                                                                             -----------       -----------
                 Total additions                                               1,047,037         1,495,519
                                                                             -----------       -----------
Deductions from net assets attributed to:
     Benefits paid to participants                                              (193,604)         (365,943)
     Fees                                                                         (3,344)           (2,345)
     Other, net                                                                  (19,508)          (28,928)
                                                                             -----------       -----------
                 Total deductions                                               (216,456)         (397,216)
                                                                             -----------       -----------
                 Net increase in net assets available for plan benefits          830,581         1,098,303
Net assets available for plan benefits at beginning of year                    6,302,854         5,204,551
                                                                             -----------       -----------
Net assets available for plan benefits at end of year                        $ 7,133,435         6,302,854
                                                                             ===========       ===========


See accompanying notes to financial statements.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001





(1)  Description of the Plan

     The following description of the Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is principally a participant-directed, defined contribution plan covering all active employees of Balchem Corporation (the Company) who have 60 days of service, as defined, and are 18 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     The Company pays administrative and record-keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation Common Stock.

     Contributions

     Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Such amounts may be limited by the maximum amounts allowed under Internal Revenue Service regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The employer matching contributions equal 35% of each participant's elected contribution and the Company may make discretionary company profit-sharing contributions at the option of the Company's Board of Directors. Matching contributions are made in company stock on a monthly basis based upon the closing price of the stock on the last trading day of each month and are subject to the vesting schedule described below. Included in employers' contribution receivable as of December 31, 2002 and 2001 were discretionary company profit-sharing contributions made in January 2003 and 2002 for the 2002 and 2001 plan years totaling $322,106 and $263,202, respectively.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of the Company's matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting

     Participants are 100% vested in their contributions plus actual earnings or losses thereon. Vesting in the Company contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. A participant becomes 100% vested after two years of service, except for employees hired as part of the Company's June 1, 2001 acquisition of certain assets of DCV, Inc. and its affiliate, DuCoa L.P., whose prior credited service is used in determining the vested portion of such matching contributions.


                                                                     (Continued)

     Investment Options

     Upon enrollment in the Plan, participants may direct employee contributions to any of the following options, administered by Connecticut General Life Insurance Company (CIGNA). Employer matching and discretionary contributions are made in company stock and are directed to the Balchem Corporation Common Stock Fund:

     Guaranteed Income Fund - A fixed income fund that seeks to provide competitive yields relative to comparable guaranteed fixed income investment funds. The fund offers predictability of investment return. The fund invests primarily in intermediate-term bonds and commercial mortgages within Connecticut General Life Insurance Company's general account.

     Janus Adviser Balanced Account - A mutual fund which seeks long-term capital growth consistent with preservation of capital and balanced by current income, by investing in a combination of equity and fixed income securities.

     CIGNA Lifetime Funds - Lifetime funds are a family of funds comprised of five distinct, multi-manager investment portfolios, based on the lifecycle approach to investing - that different bond/stock mixes are appropriate for individuals at different stages of their life. The objective of the funds varies in keeping with the investment timeline, which uses the participant's age as indicator of time remaining to retirement.

     Large Cap Growth/Morgan Stanley Fund - A mutual fund, managed by Morgan Stanley Dean Witter, whose investment strategy seeks to provide capital appreciation with minimal focus on income. The performance objective is to outperform the S&P 500 Index over full market cycles.

     S&P 500 Index Fund - This fund is constructed to reflect the composition of the S&P 500 Index. It seeks to provide long-term growth of capital and income.

     Large Cap Value/John A. Levin & Co. Fund - This fund seeks to consistently achieve capital appreciation, capture high rates of return and avoid major losses while remaining fully invested in the market. To achieve this, the investment style emphasizes the preservation of capital, avoidance of risk and control of volatility.

     Aim Value Account - A mutual fund that seeks to provide long-term growth of capital by investing primarily in equity securities judged by the portfolio managers to be undervalued. The generation of income is secondary.

     INVESCO   Dynamics  -  A  mutual  fund  which  seeks  to  provide   capital
     appreciation. To minimize risk, the portfolio managers invest in a multitude of companies in a variety of industries.

     Small Cap Growth/Times Square Fund - A mutual fund that seeks to achieve long-term capital appreciation by investing primarily in the common and preferred stock of growing US Companies involved in new product development and technological breakthroughs.



                                                                     (Continued)

     Janus Adviser Worldwide Growth Account - A fund which seeks long-term growth of capital in a manner consistent with the preservation by investing in foreign as well as domestic securities.

     Balchem Corporation Common Stock - Contributions may be invested in common stock of Balchem Corporation. Investments in this fund are limited to 10% of a participant's contribution.

     Participant Loans

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at 10%.

     Payment of Benefits

     On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant's lifetime, or the joint lifetime of the participant and the participant's spouse, or an annuity contract.

     Income (Loss) Allocations

     Investment income (loss) for an accounting period shall be allocated to participants' accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

     Forfeited Accounts

     Forfeited balances of terminated participants' nonvested accounts are allocated to all active participant accounts as of the last day of the plan year. Forfeited nonvested accounts totaled $2,793 and $10,786 at December 31, 2002 and 2001, respectively.

     (2)  Summary of Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are presented on the accrual basis of accounting.

     Risks and Uncertainties

     The assets of the Plan at December 31, 2002 and 2001 are primarily financial instruments which are monetary in nature. Accordingly, interest rates and market fluctuations have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.

     The   investments   are  subject  to  risk  conditions  of  the  individual
     investments'  objectives,   the  stock  market,  interest  rates,  economic
     conditions and world affairs.


                                                                     (Continued)

     Investment Valuation and Income Recognition

     Investment securities held in the Plan's funds are stated at fair value determined from publicly quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits

     Benefits are recorded when paid.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(3)  Investments

     Investments at December 31, 2002 and 2001 consisted of:



                                                         2002            2001
                                                      ----------      ----------
     Cash equivalents                                 $1,683,800       1,048,856
     Mutual funds                                      3,120,520       3,383,997
     Common stock*                                     1,815,215       1,453,967
                                                      ----------      ----------
                                                      $6,619,535       5,886,820
                                                      ==========      ==========


     * A portion of the common stock is nonparticipant-directed




     The following represents investments that represent 5% or more of the Plan's net assets:

                                                            2002         2001
                                                         ----------   ----------
     Balchem Corporation Common Stock*                   $1,815,215    1,453,967
     Guaranteed Income Fund                               1,683,800    1,048,856
     Janus Adviser Balanced Account                         719,265      642,395
     S&P 500 Index Fund                                   1,238,971    1,655,841
     Janus Adviser Worldwide Growth Account                    --        324,734
     Cigna Lifetime 40                                      407,015      420,468
                                                         ==========   ==========


     *   A   portion   of   the   Balchem    Corportation    Common   Stock   is
     nonparticipant-directed





                                                                     (Continued)

     During the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                        2002            2001
                                                      ---------       ---------
     Mutual funds                                     $(706,757)       (422,541)
     Common stock                                       215,853         529,800
                                                      ---------       ---------
                                                      $(490,904)        107,259
                                                      =========       =========



(4)  Nonparticipant-directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:




                                                                                December 31
                                                                         --------------------------
                                                                              2002           2001
                                                                         -----------    -----------
     Net assets - Balchem Corporation Common Stock                       $ 1,815,215      1,453,967
                                                                         ===========    ===========


                                                                           Year ended December 31
                                                                         --------------------------
                                                                            2002           2001
                                                                         -----------    -----------
     Change in net assets:
       Contributions                                                     $   298,611        241,747
       Dividends                                                               5,575          4,076
       Net appreciation                                                      215,853        529,800
       Benefits paid to participants                                         (27,742)       (79,012)
       Fees                                                                     (941)          (825)
       Transfers to participant-directed investments                        (130,108)       (17,396)
                                                                         -----------    -----------
               Net increase                                                  361,248        678,390
     Net assets at beginning of year                                       1,453,967        775,577
                                                                         -----------    -----------
     Net assets at end of year                                           $ 1,815,215      1,453,967
                                                                         ===========    ===========


     A portion of the Balchem Corporation Common Stock is participant-directed.




                                                                     (Continued)
                                       8

(5)  Related-Party Transactions

     As of December 31, 2002 and 2001, the Plan holds 74,700 and 68,101 shares of Balchem Corporation common stock, respectively, with a market value of $1,815,215 and $1,453,967 at December 31, 2002 and 2001, respectively.
     Certain  Plan  investments  are shares of various  funds  managed by CIGNA.
     CIGNA is the trustee of the Plan and, therefore, these transactions are considered related-party transactions.

(6)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(7)  Income Tax Status

     The Plan has received a favorable determination letter dated March 22, 1999 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the Internal Revenue Code (IRC) and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)  Withdrawn Participants

     Amounts allocated to participants who are no longer employed with the Company but have not elected to withdraw from the Plan were $952,489 and $871,575 at December 31, 2002 and 2001, respectively.

                                                                                                                          Schedule 1
                                                         BALCHEM CORPORATION
                                                     401(k)/PROFIT SHARING PLAN
                                         Schedule H, Part IV, Line 4(i) - Schedule of Assets
                                                         Held at End of Year
                                                          December 31, 2002

              Identity of issue,                         Description of investments including maturity date,              Current
      borrower, lessor or similar party                  rate of interest, collateral, par or maturity value                value
-----------------------------------------------  --------------------------------------------------------------------  -------------
Cigna Guaranteed Income Fund(1)                  Units of participation in Guaranteed Income Fund -
                                                    57,467 units, $29.30 per unit                                      $ 1,683,800
Janus Adviser Balanced Account(1)                Units of participation in Janus Adviser Balanced Account -
                                                    29,695 units, $24.22 per unit                                          719,265
Cigna Lifetime 60(1)                             Units of participation in CIGNA Lifetime 60 -
                                                    2,231 units, $11.97 per unit                                            26,702
Cigna Lifetime 50(1)                             Units of participation in CIGNA Lifetime 50 -
                                                    1,080 units, $11.06 per unit                                            11,939
Cigna Lifetime 40(1)                             Units of participation in CIGNA Lifetime 40 -
                                                    38,319 units, $10.62 per unit                                          407,015
Cigna Lifetime 30(1)                             Units of participation in CIGNA Lifetime 30 -
                                                    4,457 units, $10.62 per unit                                            47,346
Cigna Lifetime 20(1)                             Units of participation in CIGNA Lifetime 20
                                                    258 units, $10.24 per unit                                               2,641
John A. Levin & Co., Inc. Large Cap
    Value/John A. Levin & Co. Fund(1)            Units of participation in Large Cap Value/John A. Levin & Co. Fund -
                                                    13,360 units, $9.12 per unit                                           121,823
TimesSquare Capital Management, Inc.
    S&P 500 Index Fund(1)                        Units of participation in S&P 500 Index Fund -
                                                    25,146 units, $49.27 per unit                                        1,238,971
Aim Value Account(1)                             Units of participation in AIM Value Account -
                                                    1,369 units, $33.00 per unit                                            45,214
Morgan Stanley Investment Management, Inc.
    Large Cap Growth/Morgan Stanley Fund(1)      Units of participation in Large Cap Growth/Morgan Stanley Fund -
                                                    6,144 units, $7.98 per unit                                             49,055
INVESCO Dynamics(1)                              Units of participation in INVESCO Dynamics -
                                                    6,063 units, $15.25 per unit                                            92,488
TimesSquare Capital Management, Inc.
    Small Cap Growth/Times Square Fund(1)        Units of participation in Small Cap Growth/Times Square Fund -
                                                    6,434 units, $12.97 per unit                                            83,466
Janus Adviser Worldwide Growth Account(1)        Units of participation in Janus Adviser Worldwide Growth Account -
                                                    11,687 units, $23,50 per unit                                          274,595
Balchem Corporation Common Stock(1)(2)           Units of participation in Balchem Common Stock -
                                                    74,700 units, $24.30 per unit                                        1,815,215
Participant loans(1)                             Interest rates range from 9.75% to 11.50%                                 140,716
                                                                                                                         -----------
                                                           Total                                                       $ 6,760,251
                                                                                                                         ===========

(1)  Parties-in-interest
(2) The cost basis of the Balchem Corporation Common Stock Fund at December 31, 2002 was $1,095,435.

PAGE>




CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



In connection with the Annual Report of the Balchem Corporation 401K/Profit Sharing Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dino A. Rossi, President, Chief Executive Officer and Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:



(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and



(2) The information contained in the Report fairly presents, in all material respects, the net assets available for plan benefits and changes in net assets available for plan benefits.


/s/ Dino A. Rossi
--------------------------------------
Dino A. Rossi
President, Chief Executive Officer and
Principal Financial Officer
June 30, 2003

This certification accompanies the above-described Report on Form 11-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of
Section 18 of the Securities Exchange Act of 1934, as amended.



CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



In connection with the Annual Report of the Balchem Corporation 401(k)/Profit Sharing Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the
"Report"), I, Francis J. Fitzpatrick, Corporate Controller of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:



(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and



(2) The information contained in the Report fairly presents, in all material respects, the net assets available for plan benefits and changes in net assets available for plan benefits.


/s/ Francis J. Fitzpatrick
--------------------------
Francis J. Fitzpatrick
Corporate Controller and
Treasurer
June 30, 2003


This certification accompanies the above-described Report on Form 11-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of
Section 18 of the Securities Exchange Act of 1934, as amended.

                          Independent Auditors' Consent



Plan Administrator
Balchem Corporation
401(k)/ Profit Sharing Plan:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-78355) of Balchem Corporation of our report dated June 6, 2003, relating to the statements of net assets available for plan benefits of the Balchem Corporation 401(k)/Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule, included in this annual report on Form 11-K.



/s/ KPMG LLP
------------
KPMG LLP


Short Hills, New Jersey
June 30, 2003


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